EXHIBIT 12

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

STATEMENT OF RATIOS

(in thousands, except ratios)

	Years ended December 31,
	2014	2013	2012	2011	2010
Net loss ratio
Loss and loss adjustment expense, net	$1,326,835	$1,322,454	$1,338,074	$1,429,370	$1,241,976
Less: Internal claims department costs	36,423	32,404	32,563	30,123	28,947

Adjusted loss and loss adjustment expense, net	$1,290,412	$1,290,050	$1,305,511	$1,399,247	$1,213,029

Net earned premium	$2,323,627	$2,239,240	$2,242,625	$2,127,170	$2,041,924
Net loss ratio	55.5%	57.6%	58.2%	65.8%	59.4%
(Net loss ratio = adjusted net loss and loss adjustment expense divided by net earned premium)

Expense ratio
Segment underwriting expense (1)	$627,104	$583,534	$565,777	$536,238	$519,336
Segment revenue (2)	$2,360,934	$2,261,302	$2,231,734	$2,117,882	$2,030,219
Expense ratio	26.6%	25.8%	25.4%	25.3%	25.6%
(Expense ratio = segment underwriting expense divided by segment revenue)

Combined ratio	82.1%	83.4%	83.6%	91.1%	85.0%
(Combined ratio = net loss ratio plus expense ratio)

Accident year net loss ratio
Loss and loss adjustment expense, net	$1,326,835	$1,322,454	$1,338,074	$1,429,370	$1,241,976
Less: Internal claims department costs	36,423	32,404	32,563	30,123	28,947
Add: Favorable (adverse) development	56,357	73,742	70,011	(10,147)	22,663

Accident year net loss and loss adjustment expense	$1,346,769	$1,363,792	$1,375,522	$1,389,100	$1,235,692

Net earned premium	$2,323,627	$2,239,240	$2,242,625	$2,127,170	$2,041,924
Add: (Increase) decrease related to
prior year reinstatement premium	4,793	(818)	(5,083)	—	3,177

Accident year net earned premium	$2,328,420	$2,238,422	$2,237,542	$2,127,170	$2,045,101

Accident year net loss ratio	57.8%	60.9%	61.5%	65.3%	60.4%
(Accident year net loss ratio = accident year net loss and loss adjustment expense divided by accident year net earned premium)

(1)	Sum of Other Expense, which includes internal claims department costs, for each of our insurance segments.
(2)	Sum of Segment Revenue for each of our insurance segments.

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

STATEMENT OF RATIOS

(in thousands, except ratios)

	Years ended December 31,
	2014	2013	2012	2011	2010
Net paid loss ratio
Losses paid, net of reinsurance	$1,400,501	$1,298,400	$1,304,908	$1,283,812	$1,247,027
Less: Internal claims department costs	36,423	32,404	32,563	30,123	28,947

Adjusted losses paid, net of reinsurance	$1,364,078	$1,265,996	$1,272,345	$1,253,689	$1,218,080

Net earned premium	$2,323,627	$2,239,240	$2,242,625	$2,127,170	$2,041,924
Net paid loss ratio	58.7%	56.5%	56.7%	58.9%	59.7%
(Net paid loss ratio = adjusted losses paid, net of reinsurance, divided by net earned premium)

Ratio of earnings to fixed charges
Interest factor of rent expense (3)	$5,557	$5,232	$5,328	$5,390	$5,294
Interest expense	28,125	26,210	25,628	23,070	21,348
Capitalized interest	-	-	303	382	-

Total fixed charges	$33,682	$31,442	$31,259	$28,842	$26,642

Earnings before income tax expense	$661,836	$572,710	$554,427	$355,006	$489,827
Interest factor of rent expense (3)	5,557	5,232	5,328	5,390	5,294
Interest expense	28,125	26,210	25,628	23,070	21,348

Earnings per calculation	$695,518	$604,152	$585,383	$383,466	$516,469

Ratio of earnings to fixed charges (4)	20.65	19.21	18.73	13.30	19.39

(3)	Estimated to be 33% of total rent expense.
(4)	Earnings per calculation divided by total fixed charges.